Grand Banks
Energy Corporation

RECEIVED
2005 DEC -5 P 12:33
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

December 1, 2005

Via Federal Express

05013048

Securities and Exchange Commission
Office of International Corporation Finance
100 F Street, NE
Washington, DC 20549

SUPPL

Dear Sir/Ms.

Re: Grand Banks Energy Corporation
File No. 82-34896

For filing, in compliance to an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, please find enclosed a Schedule A with the document(s) listed attached.

We trust everything is in order, however if you require further information please contact the writer at (403) 262-8666 extension #103.

Yours truly,

GRAND BANKS ENERGY CORPORATION

Shawn McDonald
Corporate Secretary

SM/ss
Enclosures

PROCESSED
DEC 06 2005
THOMSON
FINANCIAL

File No. 82-34896

SCHEDULE A

DOCUMENT

1. Press Release dated November 8, 2005
2. Management Discussion and Analysis for the Period ending September 30, 2005
3. Interim Financial Statements for the Period Ended September 30, 2005
4. Form 52-109FT2 – Certification of Interim Filings - CEO
5. Form 52-109FT2 – Certification of Interim Filings –CFO
6. Press Release dated November 24, 2005
7. Form 52-109FT2 – Certification of Interim Filings –CFO

File No. 82-34896

GRAND BANKS ENERGY CORPORATION

For Immediate Release ("GBE" – TSX-V)

RECEIVED

2005 DEC -5 P 12:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

GRAND BANKS ANNOUNCES 44,000 ACRE SASKATCHEWAN FARM-IN

Calgary, Alberta – November 8, 2005 – Mr. Edward C. McFeely, Chairman, President and C.E.O. of Grand Banks Energy Corporation reports that Grand Banks Energy Corporation and its partners, Ranger Canyon Energy Inc. and Xtra Oil & Gas Ltd., have entered into a participation agreement on a large-scale farm-in deal with a major oil and gas company covering over 44,000 acres of lands in southeastern Saskatchewan. Grand Banks will participate for a 50% interest in the deal and will operate.

Under the terms of the farm-in, Grand Banks and its partners have the right to drill test wells on selected exploration blocks to earn a 100% working interest in the spacing unit before payout and a 66.67% working interest after payout. Each test well also earns a 66.67% interest in 1 to 4 sections of additional lands depending on depth drilled. Additional lands may be earned through the drilling of rolling option wells and additional test wells.

Grand Banks and its partners are nearing completion of the evaluation phase and expect to commence drilling by March 1, 2006. The term of the agreement is to December 31, 2008.

The lands that can be earned under this agreement are located in southeastern Saskatchewan. This region has year-round access and good availability to infrastructure and services. The lands are prospective for light oil, with numerous oil fields having been discovered and produced within the area since the 1950's. A significant portion of the acreage lies within the Bakken fairway with additional potential for multi-zone Mississippian and Red River oil targets.

For further information please contact:

Grand Banks Energy Corporation
1600, 444 – 5th Avenue S.W.
Calgary, Alberta T2P 2T8
Phone: (403) 262-8666
Fax: (403) 262-8796

On behalf of the Board,
Grand Banks Energy Corporation

"E.C. (Ted) McFeely"
E.C. (Ted) McFeely
Chairman, President and Chief Executive Officer

Management Discussion and Analysis

Grand Banks Energy Corporation ("Grand Banks" or "the Company") is an emerging energy corporation engaged in the business of oil and gas exploration, development and production in Western Canada. The Company's core areas are located at the Peace River Arch, West Central and Central regions of Alberta and the Williston Basin area of Saskatchewan and Manitoba. The Company is exploring for new oil and gas reserves in all four of the Western Provinces of Canada.

The discussion and analysis of Grand Banks should be read in conjunction with the unaudited interim financial statements for the nine months ended September 30, 2005 and the audited financial statements and accompanying notes as well as the management discussion and analysis for the year ended December 31, 2004. In this management discussion and analysis, reserves and production are commonly stated in barrels of oil equivalent (boe) using a conversion of six thousand cubic feet of natural gas being equal to one barrel of oil. The term barrels of oil equivalent may be misleading, particularly if used in isolation.

The quarterly financial statements and this management discussion and analysis have been approved by the Audit Committee of the Board of Directors of Grand Banks and includes information to November 23, 2005.

The quarterly financial statements have not been reviewed or audited on behalf of the shareholders by the Company's independent external auditors, BDO Dunwoody LLP.

HIGHLIGHTS

Grand Banks Energy Corporation average sales of oil and gas in Q3 2005 were 1,021 boe/d, a seven fold increase from the 139 boe/d produced in the third quarter of 2004. This increase came about almost entirely from the drill-bit. Most of the funds raised to finance this drilling were raised through flow-through equity financings, which require that the funds raised must be earmarked for exploratory projects. While Grand Banks has drilled a number of successful high deliverability exploratory wells, its growth in reserves has not matched production growth because of limited pool size and competitive drainage. The challenge has therefore been for the Corporation to acquire land and prospects with the potential for the development of significant reserves and production to allay declines from existing wells and to build a foundation for continued growth. To accomplish this Grand Banks has acquired over 15,000 net acres of land in the Williston basin, which is a light oil prone area in Saskatchewan and Manitoba.

Grand Banks third quarter of 2005 has been the most active in the Corporation's history in terms of drilling. Earlier in the year, the Corporation contracted a drilling rig and moved it to southeast Saskatchewan, to undertake a multi-well drilling program. At the beginning of August, after long delays caused by unusually wet weather, the rig was finally able to commence drilling. The Saskatchewan drilling focused on the development of light oil production from the Midale formation at the Kingsford property, which is located immediately adjacent to the Steelman Midale Unit #2. The Manitoba wells were drilled for light sweet oil from the Bakken-Three Forks formations. All of the six oil wells that were drilled (five at 100% and 80% working interest) during the third quarter were cased and have been completed as oil producers. Subsequent to the

Management Discussion and Analysis

HIGHLIGHTS – continued

third quarter, the drilling rig was moved back to Kingsford to drill 3 more horizontal oil wells, 2 at a working interest of 100%, and the third at 80%. After these are drilled, it will return to Manitoba to drill up to 13 additional wells at a 100% working interest, before spring breakup in 2006. The results from these wells will be evaluated and used to help plan future drilling in Manitoba.

Grand Banks participated in the drilling of two exploratory deep wells targeting natural gas during the second quarter. The first well (Grand Banks 20%), located at Fireweed in northeast B.C. was not successful. The second well (Grand Banks 15%), which targeted Banff gas at Ferrier, Alberta, was also found to be dry and was abandoned. During the remainder of the year the Corporation will continue to participate in high impact exploratory wells, located at Saddle Hills, Mulligan, and Brazeau.

Grand Banks also owns an interest in a deep license at Harley, (Tower Creek) Alberta. Grand Banks is the operator of a joint venture for the drilling of two deep Devonian gas prospects. A license for the first location at 2-21-55-27 W5M was issued on October 7th, and the Corporation is making the final arrangements for the drilling of the well, which is expected to spud before the end of the year, or early in 2006, depending on rig and casing availability.

Grand Banks Energy Corporation will continue with its strategy of drill-bit growth. The progress that has been made over the third quarter and beyond, with more emphasis on lower risk development drilling, is expected to steadily increase Corporate reserves. As reserves are added in a cost effective manner, this will also reduce depletion and increase profitability. Grand Banks will continue to devote a portion of its budget to high impact exploratory projects, financed primarily with the proceeds of flow-through financings. This strategy is particularly well suited to Grand Banks because the tax pools renounced to investors in flow through shares are offset by Corporate tax pools in excess of $40 million.

OPERATIONS UPDATE

Grand Banks Energy participated in the drilling of nine wells (6.4 net) in the third quarter of 2005, of which seven (5.75) were operated by the Company. Six (5.3 net) were cased as oil wells, one (0.5 net) was cased as a gas well, and two (0.65 net) were dry and abandoned, for a success rate of 78% (91% net). Two (2.0 net) of the oil wells were on production prior to the end of the Third Quarter. As of this writing, the remaining four (3.3 net) oil wells are all on production. The one (0.5 net) gas well has been completed and is waiting on tie in.

Production for the third quarter averaged 1,021 boe/d, with an exit rate of 918 boe/d. One (1.0 net) horizontal oil well in the Midale zone in the West Kingsford area of Saskatchewan came on in late-September at a rate exceeding 175 boe/d. One gas well (0.25 net) remaining from the first quarter is planned to be tied in before year end. One gas well (0.5 net) that was re-completed during the third quarter was tied in and was placed on production in October. One non-operated oil well (33% net) that was drilled in the first quarter was tied in during the third quarter and placed on production in November.

Management Discussion and Analysis

OPERATIONS UPDATE continued

Grand Banks has exclusively contracted a drilling rig in South-Eastern Saskatchewan and South-Western Manitoba. We have drilled an additional three (2.8 net) oil wells since the end of the third quarter.

FINANCIAL AND OPERATIONAL RESULTS

The following table summarizes the results for the three months and nine months ended September 30th.

	Three Months Ended September 30,				Nine Months Ended September 30,			
Sales Volumes:		2005		2004		2005		2004
Natural gas - mcf/day		4,755		362		4,220		306
Crude oil and liquids - bbls/day		227		70		169		64
Royalty income boe/day		1		8		2		8
Average boe per day (6:1)		1,021		139		874		123
Financial Results: *(Canadian $'s thousands unless otherwise indicated)*								
Gross revenues	$	5,117	$	606	$	11,724	$	1,597
Net Income (loss)	$	(1,113)	$	(50)	$	(377)	$	(300)
$ per share - basic	$	(0.04)	$	-	$	(0.01)	$	(0.02)
$ per share - diluted	$	(0.04)	$	-	$	(0.01)	$	(0.02)
Funds generated from operations	$	2,532	$	206	$	6,069	$	368
Additions to property and equipment, net of proceeds	$	5,291	$	1,957	$	13,984	$	3,845
Total assets					$	34,713	$	14,395
Working capital					$	3,725	$	6,388
Asset Retirement Obligation					$	832	$	297
Flow through share obligations					$	5,350	$	3,786
Netback Analysis:								
Product Prices								
Natural gas - $/mcf	$	8.74	$	6.20	$	7.83	$	6.66
Crude oil and liquids - $/bbl	$	60.38	$	51.47	$	55.89	$	46.52
Oil and gas revenue (6:1) - $/boe	$	54.23	$	44.35	$	48.73	$	43.34
Royalty expense - $/boe	$	15.91	$	8.24	$	13.24	$	6.39
Operating costs - $/boe	$	6.21	$	7.30	$	5.86	$	8.26
Netback - $/boe	$	32.11	$	28.81	$	29.63	$	28.86

Management Discussion and Analysis

THIRD QUARTER RESULTS

Sales Volumes:
Daily average product sales volumes were 1,021 boe per day in the third quarter of 2005, up 882 boe per day or 635% from the 139 boe per day for the same quarter in 2004. The increase in sales volumes was due primarily to new wells on stream in the Blueberry, Virginia Hills, and Kakwa areas of Alberta, and new wells in Sinclair, Manitoba and Kingsford, Saskatchewan. The most significant new well at Virginia Hills, which came on production in March 2005, averaged 620 boe per day in the third quarter of 2005. Average daily natural gas volumes increased 4,393 mcf per day or 1,214% to 4,755 mcf per day in the third quarter of 2005 compared with 362 mcf per day for the third quarter in 2004. Average daily crude oil and liquid volumes rose 157 barrels per day or 224% to 227 barrels per day compared with 70 barrels per day for the same period in 2004. All of the Company's sales volumes consist of light to medium gravity crude oil and natural gas with no heavy oil.

Gross Revenues:
Gross revenues were $5,117,000 in the third quarter of 2005 up $4,511,000 or 744% from $606,000 during the third quarter in 2004 due primarily to increased natural gas volumes. Natural gas prices, as shown in the previous table, increased 41% from the 2004 third quarter and crude oil and liquid prices increased 17% due to favorable spot market conditions. The Company does not hedge any of its production. Interest income decreased $19,000 or 46% to $22,000 in the third quarter of 2005 compared with $41,000 for the third quarter of 2004 due to lower average cash balances.

Royalty Expense:
Royalty costs, net of Alberta Royalty Tax Credit ("ARTC") were $1,495,000 or 29% of production revenues, compared with $105,000 or 20% for the third quarter in 2004. The amount of royalties increased due to higher sales volumes caused by additional wells on production compared with the same period in 2004. The increase in royalty rates is due mainly to the new well at Virginia Hills which has an average royalty rate of just over 35% before considering the Alberta Royalty Tax Credit.

Production Expenses:
Production expenses were $583,000 or $6.21 per boe in the third quarter of 2005 compared with $93,000 or $7.30 per boe for the same period in 2004. The increase of $490,000 results from increased production volumes. The reduction in unit operating costs relates to the higher productivity of the new wells.

Accretion of Asset Retirement Obligation:
The accretion of asset retirement obligations increased by $11,000 or 195% to $16,600 for the third quarter of 2005 from $5,600 for the third quarter of 2004 due to an increase in the number of wells to be abandoned and reclaimed.

Management Discussion and Analysis

THIRD QUARTER RESULTS

Depletion and Depreciation:
Depletion and depreciation was $3,493,000 in the third quarter of 2005 or $37.18 per boe compared with $190,000 or $14.91 per boe in the third quarter of 2004. The increase of $3,303,000 in depletion costs was due to higher volumes combined with an increase in the depletion rate. The increase in depletion rate per boe results from higher finding costs of proved reserves. Probable reserves are not included in the calculation of the depletion rate. As of September 30, 2005, unevaluated property costs of $1,832,000 have not been included in the depletion calculation.

Interest:
Interest expense decreased by $33,800 or 86% in the third quarter of 2005 to $5,500 compared with $39,300 in the same period of 2004. This interest relates to charges under the Income Tax Act for flow through shares issued in 2003 and 2004. The Company had fewer interest bearing flow through spending obligations in the third quarter of 2005 than in the third quarter of 2004. New flow through obligations incurred in March 2005 will not attract interest until 2006.

General and Administrative Costs:
General and administrative expenses for 2005 and 2004 are summarized in the following table:

	Three months ended September 30, 2005	Three months ended September 30, 2004	Change	Percent
Consulting fees	$ 102,000	$ 58,000	$ 44,000	76%
Directors fees	12,000	10,000	2,000	20
Filing and transfer fees	4,000	5,000	(1,000)	(20)
Legal and audit	11,000	8,000	3,000	38
Other	33,000	21,000	12,000	
Rent and office	46,000	32,000	14,000	44
Salaries and benefits	140,000	111,000	29,000	26
Overhead recovered	(72,000)	(7,000)	(65,000)	(929)
Overhead capitalized	(25,000)	(75,000)	50,000	67
	$ 251,000	$ 163,000	$ 88,000	54%
Cost per BOE	$ 2.67	$ 12.79		

The decline in the cost per boe is due to higher production volumes. General and administrative costs increased in the third quarter of 2005 due primarily to expanded operations which increased consulting fees, salaries and benefits, and other costs. Overhead recoveries increased due to more operated capital projects. Overhead capitalized decreased as a result of higher overhead recoveries from operations.

Management Discussion and Analysis

THIRD QUARTER RESULTS

Stock-Based Compensation:
The Company expenses stock-based compensation costs for directors, officers, employees and consultants. This cost increased from $60,000 in the third quarter of 2004 to $311,000 in 2005 due to increased stock options issued for staff and independent directors combined with an increase in the volatility factor used in the stock-based compensation calculation. There were 1,580,000 options outstanding under the Company's stock option plan at September 30, 2004 and 2,310,000 options outstanding at September 30, 2005.

Income Tax:
The Company did not record a future income tax recovery in the third quarter of 2004 or 2005. At September 30, 2005, the Company had $40 million in tax pools available for future deduction.

Net Income (Loss):
The net loss in the third quarter of 2005 was $1,113,000, an increase of $1,063,000 compared with a net loss of $50,000 for the third quarter of 2004. The increase in the loss results from an increase in the depletion rate. The Company significantly increased production volumes in the current quarter compared with the same quarter in 2004.

NINE MONTHS RESULTS

Sales Volumes:
Daily average product sales volumes were 874 boe per day in the first nine months of 2005, up 751 boe per day or 611% from the 123 boe per day for the same period in 2004. The increase in sales volumes was due primarily to various new wells on production in Alberta, Manitoba and Saskatchewan. The most significant of these wells was at Virginia Hills, which came on production in March 2005. Average daily natural gas volumes increased 3,914 mcf per day or 4,220 mcf per day in the first nine months of 2005 compared with 306 mcf per day for the period in 2004. Average daily crude oil and liquid volumes rose 105 barrels per day or 164% to 169 barrels per day compared with 64 barrels per day for the same period in 2004. All of the Company's sales volumes consist of light to medium gravity crude oil and natural gas with no heavy oil.

Gross Revenues:
Gross revenues were $11,724,000 in the first nine months of 2005 up $10,127,000 or 634% from $1,597,000 during the first nine months of 2004 due primarily to increased natural gas volumes along with an increase in product prices from the first nine months of 2004. Natural gas prices increased 18% while crude oil and liquids prices increased 20% versus the same period in 2004. The Company does not hedge any of its production.

Interest income decreased $37,000 or 28% to $96,000 in the first nine months of 2005 compared with $133,000 for the first nine months of 2004 due to lower average cash balances.

Management Discussion and Analysis

NINE MONTHS RESULTS

Royalty Expense:
Royalty costs, net of Alberta Royalty Tax Credit ("ARTC") were $3,159,000 or 27% of production revenues, compared with $216,000 or 16% for the first nine months in 2004. As explained in the third quarter results, the amount of royalties increased due to higher sales volumes caused by additional wells on production compared with the same period in 2004. The increase in royalty rates is due mainly to the new well at Virginia Hills which has an average royalty rate of just over 35% excluding the Alberta Royalty Tax Credit.

Production Expenses:
Production expenses were $1,399,000 or $5.86 per boe for the first nine months of 2005 compared with $279,000 or $8.26 per boe for the same period in 2004. This increase of $1,120,000 results from increased production volumes. The reduction in unit operating costs relates to the higher productivity of the new wells.

Accretion of Asset Retirement Obligation:
The accretion of asset retirement obligations increased by $34,000 or 227% to $49,000 for the first nine months of 2005 from $15,000 for the first nine months of 2004 due to an increase in the number of wells to be abandoned and reclaimed.

Depletion and Depreciation:
Depletion and depreciation was $8,023,000 for the first nine months of 2005 or $33.62 per boe compared with $501,000 or $14.84 per boe for the same period in 2004. The increase of $7,522,000 in depletion costs was due to higher volumes combined with an increase in the depletion rate. The increase in depletion rate of $18.78 per boe results from higher finding costs of proved reserves. Probable reserves are not included in the calculation of the depletion rate.

Interest:
Interest expense decreased by $96,000 or 63% in the first nine months of 2005 to $56,000, compared with $152,000 for the same period in 2004. This interest relates to charges under the Income Tax Act for flow through shares issued in 2003 and 2004. The Company had fewer interest bearing flow through spending obligations in the first nine months of 2005 than in the same period in 2004.

Management Discussion and Analysis

NINE MONTHS RESULTS

General and Administrative Costs:
General and administrative expenses for 2005 and 2004 are summarized in the following table:

	Nine months ended September 30, 2005	Nine months ended September 30, 2004	Increase (Decrease)	Percent %
Consulting fees	$ 310,000	$ 240,000	70,000	29
Directors fees	36,000	22,000	14,000	64
Filing and transfer fees	43,000	39,000	4,000	10
Legal and audit	51,000	26,000	25,000	96
Other	115,000	52,000	63,000	252
Rent and office	129,000	96,000	33,000	34
Salaries and benefits	406,000	383,000	23,000	6
Overhead recovered	(119,000)	(8,000)	(111,000)	(1,388)
Overhead capitalized	(181,000)	(268,000)	87,000	32
	$ 790,000	$ 582,000	208,000	36
Cost per BOE	$ 3.31	$ 17.23		

The decline in the cost per boe is due to higher production volumes. General and administrative costs increased by $208,000 or 36% to $790,000 from $582,000 in the first nine months of 2004 due primarily to increased operations resulting in higher consulting fees, other costs, reduced overhead capitalized partially to offset by increased recoveries from operations. Other costs include technical information. Overhead recoveries increased due to more operated capital projects.

Stock-Based Compensation:
The Company expenses stock-based compensation costs for directors, officers, employees and consultants. This cost increased from $152,000 for the first nine months of 2004 to $516,000 in 2005 due to increased stock options issued for staff and independent directors combined with an increase in the volatility factor used in the stock-based compensation calculation. As explained with the third quarter results, there were 730,000 more options outstanding under the Company's stock option plan at September 30, 2005 then at September 30, 2004.

Income Tax:
The Company's future income tax recovery was $1,967,000 in the first nine months of 2005, compared with no tax recovery recorded for the same period in 2004. At December 31, 2004, the Company had $37 million in tax pools available for future deduction. No tax asset was recognized at December 31, 2004 as there was no certainty the Company would be able to realize the value of these tax pools. The Company recorded a $1,967,000 recovery at June 30, 2005 in recognition of the tax benefit of flow through shares issued in 2005. During the first nine months of 2005 the Company used $3.3 million in non-capital losses carried forward.

Management Discussion and Analysis

NINE MONTHS RESULTS

Net Income (Loss):
The Company had net loss of $377,000 or $0.01 per share for the first nine months of 2005 compared with a net loss of $300,000 for the same period in 2004 or $0.02 per share. The Company's net income improved due to the recording of a tax benefit of $1,967,000 in the second quarter of 2005 offset by higher depletion costs.

Liquidity and Capital Resources:
The Company had working capital of $3,725,000 at September 30, 2005. During the third quarter of 2005, the Company had funds generated from operations of $2,532,000. Grand Banks also has a $5,400,000 line of credit available at Prime plus 0.75% which was not drawn on as at September 30, 2005. The Company has not declared any dividends. The Company will require approximately $7.0 million additional capital to meet its planned 2006 first quarter activities. It is anticipated that this will be funded through a combination of expanded credit line and equity financing as required. The Company also had a $5,350,000 flow through spending obligation at September 30, 2005.

Financing Activities:
The Company closed a private placement in March 2005 raising $5,850,000 through the issuance of 3,000,000 flow through common shares. During 2005 there were 1,807,284 share purchase warrants exercised for proceeds of $2,259,000. No warrants are outstanding at September 30, 2005. At September 30, 2005 there were 47,500 in share purchase loans were outstanding against share values of $100,000. In the second quarter of 2005, the Company applied for and was granted an increase in their line of credit from $750,000 to $5,400,000.

Investing Activities:
Additions to property and equipment net of dispositions increased by $10,139,000 or 263% from $3,845,000 in the first nine months of 2004 to $13,984,000 in the first nine months of 2005 as summarized in the following table.

Additions to Property and Equipment	September 30, 2005	September 30, 2004	Change	Percent
Land	$ 1,272,000	$ 812,000	560,000	69%
G&G	441,000	612,000	(171,000)	(28)
Drilling and completion	11,604,000	1,667,000	9,937,000	596
Equipment and gathering	1,694,000	472,000	1,222,000	259
G&A capitalized	181,000	268,000	(87,000)	(48)
Office equipment	8,000	39,000	(31,000)	(79)
	15,200,000	3,870,000	11,338,000	293%
Proceeds of disposition	(1,216,000)	(25,000)	(1,191,000)	
Additions to property and equipment, net of proceeds	$ 13,984,000	$ 3,845,000	10,139,000	263%

The increase in capital spending was primarily due to an increase number of wells drilled in 2005. The Company also added to its land position in Manitoba.

Management Discussion and Analysis

NINE MONTHS RESULTS

Financial Instruments:
Grand Banks does not have any commodity or financial instrument hedges. The Company carries various forms of financial instruments, all of which are recognized in Grand Banks' financial statements. Unless otherwise noted in the September 30, 2005 financial statements, it is management's opinion that the Company is not exposed to excessive interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted. The Company has no unrecognized gains or losses on its financial instruments.

Obligations:
At September 30, 2005, the Company had no flow through share spending obligations to be incurred by December 31, 2005, and a spending obligation of $5,350,000 to be incurred by December 31, 2006, from the flow through shares issued in March 2005. Grand Banks had office lease obligations of $145,000 in 2005, and has similar obligations of $148,000 in 2006 and $85,000 in 2007. The Company had no debt at September 30, 2005.

The Company has drilling obligations for wells yet to be drilled. Included in these drilling obligations is a Company operated $12,000,000 deep exploration well in the Tower Creek (Harley) area of Alberta. Grand Banks currently has a 75% obligation in this well and is in the process of seeking working interest partners to absorb all but 15% of this obligation.

Transactions with Related Parties:
All related party transactions are in the normal course of operations and have been measured at the agreed to exchange amounts, which is the amount of consideration established and agreed to by the related parties and which is similar to those negotiated with third parties. The Company may conduct oil and gas exploration and development activities and related transactions with organizations managed or controlled by directors. These transactions are negotiated and conducted using standard industry agreements and terms.

Included in general and administrative expenses is $36,000, compared with $21,750 in the first nine months of 2004, for directors fees paid to independent directors. Included in the 2004 first half salaries and benefits is a resignation settlement of $132,227 that was paid to the former President and CEO.

Included in other income is $7,400 of interest, compared with $11,900 in the first nine months of 2004, charged on the share purchase loans as disclosed in the notes to the financial statements.

The Company incurred consulting fees of $54,280 (2004 - $42,225) to consulting companies controlled by officers for the nine months ended September 30, 2005. There were no salaries paid to these officers during the period the consulting fees were paid.

Management Discussion and Analysis

NINE MONTHS RESULTS

Transactions with Related Parties - continued:
In February 2004, four directors and officers of the Company subscribed for 1,000,000 units at $0.95 per unit in connection with a 2,884,267 unit private placement. Each unit consisted of one common share and one warrant, with each warrant convertible for one half of one common share.

SUMMARY OF QUARTERLY RESULTS

Eight Quarter Comparison:
The quarterly results are prepared without audit or review by the Company's independent Auditors. The following table summarizes the Company's financial and operating highlights for the past eight quarters. Sales volumes are the average for the period shown, net to the Company, before the deduction of royalties.

	2005			2004				2003
	Q3	Q2	Q1	Q 4	Q3	Q2	Q1	Q4
Sales Volumes:								
Natural gas -mcf/day	4,755	5,653	2,224	904	362	286	270	236
Crude oil and liquids -bbls/day	227	180	98	81	70	62	60	57
Royalty income -boe/day	1	1	4	7	8	6	10	-
Average boe per day (6:1)	1,021	1,123	473	238	139	116	115	96
Product Prices								
Natural gas - $/mcf	$ 8.74	$ 7.37	$ 7.02	$ 6.75	$ 6.20	$ 7.21	$ 6.70	$ 5.43
Crude oil & liquids - $/bbl	$ 60.38	$ 51.82	$ 52.79	$ 48.71	$ 51.47	$ 45.04	$ 42.22	$ 31.05
Oil equivalent - $/ boe	$ 54.23	$ 45.48	$ 41.97	$ 43.29	$ 44.35	$ 44.25	$ 39.86	$ 32.53
Financial Results *(Canadian $'s thousands unless otherwise indicated)*								
Gross revenues	$ 5,117	$ 4,685	$1,921	$ 993	$ 606	$ 513	$ 477	$ 322
Net income (loss)	(1,113)	1,018	(282)	1,299	(50)	(70)	(180)	(147)
$ Per share - basic	(0.04)	0.04	(0.01)	0.06	(0.00)	(0.00)	(0.01)	(0.01)
$ Per share - diluted	(0.04)	0.04	(0.01)	0.06	(0.00)	(0.00)	(0.01)	(0.01)
Additions to property and equipment, net of proceeds	5,291	2,020	6,673	9,257	1,957	1,097	816	469
Total assets	34,713	31,492	30,934	24,647	14,395	13,665	13,489	11,051
Working capital	3,745	4,499	3,805	3,802	6,388	8,139	9,101	7,470
Flow through obligation	5,350	6,350	7,350	5,000	3,786	4,893	5,183	5,695
Asset retirement obligation	832	827	477	341	297	260	241	201

Management Discussion and Analysis

SUMMARY OF QUARTERLY RESULTS

Sales Volumes:
The company experienced a gradual increase in sales volumes from the fourth quarter of 2003 to the third quarter of 2004 due to new production from wells in the Wood River, Wizard Lake and Bashaw areas of Alberta. In the fourth quarter of 2004 the company recorded a 71% increase from the third quarter of 2004 in the daily average boe per day rate, which was primarily the result of new production from the Blueberry, Bonanza and Berland River areas of Alberta. In the first quarter of 2005 the daily average boe per day rate increased 99% from the fourth quarter of 2004 due to additional natural gas production in the Bittern Lake, Pouce Coupe and Virginia Hills areas of Alberta, and additional crude oil production from a new well in Manitoba and a new well in Saskatchewan. In the second quarter of 2005 the Company recorded a daily average boe per day rate increase of 137% from the first quarter of 2005 which was mainly due to the full quarter effect of the Virginia Hills well, along with one month's production from a new well in the Kakwa area of Alberta. In the third quarter of 2005 declines in natural gas sales from Virginia Hills was largely offset by increased oil sales volumes from new wells in Saskatchewan and Manitoba.

Gross Revenues:
The Company experienced a gradual increase in gross sales revenues from the fourth quarter of 2003 to the third quarter of 2004 which was related to the new wells on production as mentioned above. The increases in gross sales revenues are directly related to the sales volumes from the wells discussed above. In addition, the price per boe obtained by the Company has gradually increased over the eight quarters as shown in the quarterly table. Oil and natural gas is sold at spot prices which are subject to world and North America supply and demand.

Net Income (Loss):
The Company recorded a net losses ranging between $50,000 and $180,000 from the fourth quarter of 2003 until the third quarter of 2004 as sales volumes were insufficient to generate enough revenue to cover fixed costs.

The Company recorded a net income of $1,229,000 in the fourth quarter of 2004 as stock compensation costs of $866,000 were more than offset by a future income tax recovery related to flow through shares of $2,259,000.

In the first quarter of 2005, the Company recorded a net loss of $282,000 as increased revenues from higher sales volumes were more than offset by increased depletion expense and stock compensation costs. The increase in depletion expense was due to higher sales volumes and an increased depletion rate. No future income tax recoveries were recorded in the first quarter of 2005.

The Company recorded a net income of $1,018,000 in the second quarter of 2005 as higher sales volumes and revenues combined with recording a future tax benefit of $1,967,000 more than offset increased depletion expense. The increased depletion expense was due to increased sales volumes and a further increase in the depletion rate from the first quarter of 2005.

Management Discussion and Analysis

SUMMARY OF QUARTERLY RESULTS

Net Income (Loss) - continued:
In the third quarter of 2005, the Company recorded a net loss of $1,113,000 as increased revenues from higher product prices were more than offset by a continuation of the high depletion costs. No future income tax recovery was recorded in the third quarter of 2005.

Additions to Property and Equipment:
Additions to property and equipment (capital spending) increased gradually from $469,000 in the fourth quarter of 2003 to $1,957,000 in the third quarter of 2004 as the Company expanded operations and increased its drilling and completion activity. The increase in capital spending during the fourth quarter of 2004 to $9.3 million was mainly due to the extensive drilling, completions and tie-in programs from expanded operations that began in earlier 2004. Capital spending declined from $9.3 million in the fourth quarter of 2004 to $6.7 million in the first quarter of 2005. In the second quarter of 2005 capital spending fell to $2.0 million as wet weather delayed projects for Grand Banks and the industry. Capital spending increased again to $5.3 million in the third quarter of 2005 as delayed projects were completed.

Total Assets:
The increase in the Company's total asset base is a direct result of capital spending on our exploration and development program since the fourth quarter of 2004 offset by depletion provisions.

Working Capital:
The Company raised new equity capital in the fourth quarter of 2003 for gross proceeds of $7,424,300. Additional equity capital was also raised in the first quarter of 2004 for gross proceeds of $2,882,554 and again in the fourth quarter of 2004 for gross proceeds of $6,525,000. In the first quarter of 2005 the Company raised additional equity capital for gross proceeds of $5,850,000.

The Company's working capital remained consistent throughout 2004 as the Company pursued key revenue generating opportunities and increased cash through equity capital funding. The Company's working capital has begun to decrease since the third quarter of 2004 due to the direct increase in the number of capital projects being undertaken.

Flow Through Obligation:
The flow through share obligations are in direct relation to the flow through equity capital raised in the 2003 fourth quarter financing and again in the first and fourth quarters of 2004, and in the first quarter of 2005. The Company met the 2003 flow through obligation in the third quarter of 2004. At June 30, 2005 the Company has $500,000 of the 2004 flow through obligation remaining, and the full amount of $5,850,000 from the March 2005 flow through financing remains. In the third quarter of 2005 all of the 2004 flow through obligations were met and $5,350,000 of the 2005 spending obligations remain. It is the Company's belief that this spending will be met by the December 31, 2006 as required.

Management Discussion and Analysis

SUMMARY OF QUARTERLY RESULTS

Retirement Obligation:
Each time a well is drilled the Company takes on an obligation to abandon the well and reclaim the surface. The increase in the asset retirement obligation is in direct relation to the number of wells drilled.

OTHER ITEMS

Outstanding Shares, Options and Warrants:

The following table is a summary of the Company's share capital structure.

As of	September 30, 2005	November 23, 2005
Common Shares outstanding	28,079,584	28,079,584
Warrants outstanding	-	-
Options outstanding	2,310,000	2,310,000
Fully diluted	30,389,584	30,389,584

Stock Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Term
Options outstanding, December 31, 2004	1,730,000	$ 1.05	5.2
Options outstanding, September 30, 2005	2,310,000	$ 1.10	4.9
Options vested, September 30, 2005	1,128,339	$ 1.08	4.1

Warrants	Expiry	Number	Average Price
Warrants outstanding at December 31, 2004	Aug. & Sept. 2005	2,344,054	$1.25
Exercised in the period		(1,807,284)	$1.25
Expired in the period		(536,770)	$1.25
Warrants outstanding at September 30, 2005	Aug. & Sept. 2005	-	$1.25

OTHER ITEMS

Directors and Officers of the Company:
The following tables summarize the members of the board of directors and their committee involvement, along with the officers of the Company and their titles.

Management Discussion and Analysis

OTHER ITEMS

Directors and Officers of the Company - continued:

Director	Status	Director since	Audit Committee	Reserves Committee	Compensation Committee
E.C. (Ted) McFeely	Chairman of the Board	June 2001		Member	Member
Brian H. Gore	Independent Director	January 2004			Chairman
Kenneth H. Hayes	Independent Director	January 2004	Member	Member	Member
W.J. (Bill) McNaughton	Independent Director	May 2004	Chairman		
Thomas S. Bamford	Independent Director	August 2004	Member	Chairman	

Officer	Title	Appointment
E.C. (Ted) McFeely	President & Chief Executive Officer	January 2004
Keith Wilford, P.Eng	Vice President, Operations	November 2004
George Hassler, P.Geol.	Vice President, Exploration	July 2005
Shawn McDonald, B.Comm., LL.B	Vice President, Land	July 2005
David Blain, C.A.	Chief Financial Officer	July 2005

Accounting Policy Changes:
There were no accounting policy changes in 2005.

The Company adopted the new Canadian Institute of Chartered Accountants Emerging Issue Committee No. 132 abstract on Share Purchase Financing (EIC-132), effective January 1, 2004. This abstract provides interpretive guidance to the accounting requirements for outstanding share purchase loans receivable. The new guidance requires that share purchase loans receivable should be presented as reductions from shareholders' equity unless there is substantial evidence that the borrower, not the Company, is at risk for any decline in the price of the shares, there is reasonable assurance that the Company will collect the full amount of the loan in cash and the loan is in accordance with current arm's length market terms and conditions. This standard also requires the loans to be treated in a manner similar to stock based compensation if the loans are reclassified to equity.

Effective March 19, 2004, the Company adopted the recommendations of the abstract issued by the Emerging Issues Committee ("EIC") 146. For all flow through offerings after this date, the Company will recognize the tax benefit realized for previously unrecognized tax assets as a result of the flow through offering on its income statement. For previous offerings, the benefit was being recognized through share capital.

Management Discussion and Analysis

OTHER ITEMS

Critical Accounting Estimates:
Management is required to make judgments, assumptions and estimates in the application of generally accepted accounting principles that have a significant impact on the financial results of the Company.

Reserve estimates have a significant impact on income or loss, as they are a key component in the calculation of depletion and depreciation and site restoration costs. A change in the reserve quantity estimates will result in a corresponding change in depletion, depreciation and site restoration costs. In addition, if capitalized costs are determined to be in excess of the calculated ceiling, which is based on reserve quantities and values, the excess must be written off as an expense. Future site restoration costs are estimated and amortized over the life of reserves. A change in estimated future site restoration costs will change the amortization of site restoration costs included in depletion and depreciation expense.

Non-GAAP Measures:
Funds generated from operations is not a recognized measure under Canadian generally accepted accounting principles. Management believes that funds generated from operations is a useful measure of financial performance. For the purposes of funds generated from operations calculations, the following table reconciles the non-GAAP financial measures "fund generated form operations" to "net earnings", the most comparable measure calculated in accordance with GAAP. The Company also presents funds generated from operations per share, whereby amounts per share are calculated using weighted average shares outstanding consistent with the calculation of earning per share.

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2005	2004	2005	2004
Net Income (loss)	$ (1,113,292)	$ (50,101)	$ (376,703)	$ (300,300)
Adjustments for:				
Stock-based compensation	310,778	59,849	515,834	151,678
Depletion and amortization	3,493,073	190,459	8,022,980	501,423
Loss on settlement of asset retirement	76,039	-	76,039	-
Accretion of asset retirement obligation	16,600	5,629	48,800	15,350
Future income tax (recovery)	-	-	(1,967,000)	-
Asset retirement costs	(251,068)	(40)	(251,068)	(40)
Funds generated from operations	$ 2,532,130	$ 205,796	$ 6,068,882	$ 368,111

Management Discussion and Analysis

OTHER ITEMS

Non-GAAP Measures - continued:
Netback is the average per unit of volume for oil and gas revenues less royalties and production costs incurred. Netback is expressed in terms of dollars per barrel of oil equivalent and is calculated in accordance with National Instrument 51-101.

Forward-Looking Statements:
The MD&A contains forward-looking or outlook information with respect to Grand Banks. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe", "outlook", and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements. We believe the expectations reflected in those forward-looking statements are reasonable. However, we cannot assure you that these expectations will prove to be correct. You should not unduly rely on forward-looking statements included in this report. These statements speak only as of the date of this management discussion and analysis.

Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this management discussion and analysis.

- Volatility in market prices for oil and natural gas;
- Risks inherent in our operations;
- Geological, technical, drilling and processing problems;
- General economic conditions;
- Industry conditions, including fluctuation in the price of oil and natural gas;
- Governmental regulation;
- Fluctuation in foreign exchange and interest rates;
- Unanticipated events that can reduce production or cause production to be shut-in or delayed;
- Failure to obtain industry partner and other third party consents and approvals, when required;
- The need to obtain required approvals from regulatory authorities; and
- The other factors discussed under "Operational and Other Business Risks" in this management discussion and analysis.

OPERATIONAL AND OTHER BUSINESS RISKS

Need to Replace and Grow Reserves:
The future oil and natural gas production of Grand Banks, and therefore future cash flows, are highly dependent upon ongoing success in exploring its current and future undeveloped land base, exploiting the current producing properties, and acquiring or discovering additional reserves. Without reserve additions through exploration, acquisition or development activities, reserves and production will decline over time as reserves are depleted.

Management Discussion and Analysis

OPERATIONAL AND OTHER BUSINESS RISKS

Volatility of Oil and Natural Gas Prices - continued:
Grand Banks uses the full cost method of accounting for oil and natural gas properties. Under this accounting method, capitalized costs are reviewed on a quarterly basis for impairment to ensure that the carrying amount of these costs is recoverable based on expected future cash flows.

Operational Hazards and Other Uncertainties:
Oil and natural gas exploration operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, and oil spills, each of which could result in substantial damage to oil and natural gas wells, production faculties, other property and the environment or in personal injury.

In accordance with industry practice, Grand Banks is not fully insured against all of these risks, nor are all such risks insurable. Although Grand Banks will maintain liability insurance, where available, in an amount which it considers adequate and consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event Grand Banks could incur significant costs that could have a material adverse affect upon its financial condition. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and the invasion of water into producing formations.

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such equipment or access restrictions may affect the availability and/or cost of such equipment to Grand Banks and may delay exploration and development activities. To the extent Grand Banks is not the operator of its oil and gas properties, the Company will be dependent on other operators for timing of activities related to non-operating properties and will be largely unable to direct or control the activities of the operators.

Although property title reviews will be done according to industry standards prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the claim of Grand Banks which could result in reduction of the revenue received by the Company.

Competition:
There is strong competition relating to all aspects of the oil and natural gas industry. Grand Banks will actively compete for capital, skilled personnel, undeveloped land, reserve acquisitions, access to drilling rigs, service rigs and other equipment, access to processing facilities and pipeline and refining capacity, and in all other aspects of its operations with a substantial number of other organizations, many of which may have greater technical and financial resources than does Grand Banks.

Management Discussion and Analysis

OPERATIONAL AND OTHER BUSINESS RISKS

Key Personnel:
The success of Grand Banks will depend in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse affect on Grand Banks. Grand Banks does not have key person insurance in effect for management. The contributions of these individuals to the immediate operations of Grand Banks are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that Grand Banks will be able to continue to attract and retain all personnel necessary for the development and operation of its business.

Environmental Risks:
The oil and natural gas industry is subject to environmental regulation pursuant to a variety of international conventions and Canadian federal, provincial and municipal laws, regulations, and guidelines. A breach of such regulations may result in the imposition of fines or issuances of clean up orders in respect of Grand Banks or its assets. Such regulation may be changed to impose higher standards and potentially more costly obligations on Grand Banks. There can be no assurance that future environmental costs will not have a material adverse affect on Grand Banks.

OTHER INFORMATION

Additional information regarding Grand Banks Energy Corporation's reserves and other data is available on SEDAR at sedar.com.

File No. 82-34896

Grand Banks Energy Corporation
Financial Statements
For the nine month interim period ended September 30, 2005
(Unaudited – prepared by management)

Contents

National Instrument 51-102 Notice

The financial statements of Grand Banks Energy Corporation ("the Company") as at September 30, 2005 have been compiled by management and approved by the Company's Audit Committee on November 23, 2005.

These financial statements have not been reviewed or audited on behalf of the shareholders by the Company's independent external auditors, BDO Dunwoody LLP.

Grand Banks Energy Corporation
Balance Sheets
(unaudited – prepared by Management)

	September 30 2005 (unaudited)	December 31 2004 (audited)
Assets		
Current		
Cash and short-term investments	$ 6,798,220	$ 6,851,635
Accounts receivable	2,986,487	852,046
Cash calls advanced	608,253	925,633
Prepaid expenses and advances	34,425	63,379
Share purchase loans receivable (Note 5)	-	213,750
	10,427,385	8,906,443
Property and equipment (Note 2)	22,318,643	15,740,252
Future tax asset (Note 7)	1,967,000	-
	$ 34,713,028	$ 24,646,695
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	$ 6,702,040	$ 5,104,788
Asset retirement obligation (Note 3)	832,101	340,700
	7,534,141	5,445,488
Shareholders' equity		
Equity instruments (Note 4)	25,902,091	18,158,542
Share purchase loans (Note 5)	(47,500)	(142,500)
Contributed surplus (Note 6)	1,623,055	1,107,221
Retained earnings (deficit)	(298,759)	77,944
	27,178,887	19,201,207
	$ 34,713,028	$ 24,646,695

On behalf of the Board:

"signed" Director
Edward C. McFeely

"signed" Director
W.J. McNaughton

The accompanying notes are an integral part of these financial statements.

Grand Banks Energy Corporation
Statements of Operations and Retained Earnings (Deficit)
(unaudited – prepared by Management)

	Three months ended September 30 2005	2004	Nine months ended September 30 2005	2004
Revenue				
Crude oil and liquids	**$ 1,263,468**	$ 330,615	**$ 2,575,946**	$ 815,261
Natural gas	**3,824,450**	206,613	**9,023,981**	558,902
Royalty income	**6,981**	28,002	**26,870**	87,359
Processing income	**434**	-	**1,624**	2,526
Interest income	**22,139**	40,891	**95,707**	132,889
	5,117,472	606,121	**11,724,128**	1,596,937
Less: royalties	**(1,494,816)**	(104,876)	**(3,158,856)**	(216,018)
	3,622,656	501,245	**8,565,272**	1,380,919
Expenses				
Accretion (Note 3)	**16,600**	5,629	**48,800**	15,350
Depletion and amortization	**3,493,073**	190,459	**8,022,980**	501,423
Loss on asset retirement settlement	**76,039**	-	**76,039**	-
General and administrative	**250,738**	162,661	**789,871**	582,255
Stock-based compensation	**310,778**	59,849	**515,834**	151,678
Interest	**5,502**	39,286	**56,021**	151,600
Production	**583,218**	93,462	**1,399,430**	278,913
	4,735,948	551,346	**10,908,975**	1,681,219
Net loss before taxes	**(1,113,292)**	(50,101)	**(2,343,703)**	(300,300)
Future income tax recovery (Note 7)	**-**	-	**1,967,000**	-
Net loss for the period	**(1,113,292)**	(50,101)	**(376,703)**	(300,300)
Retained earnings (deficit), beginning of period	**814,533**	(1,171,336)	**77,944**	(897,981)
Change in accounting policy	**-**	-	**-**	(23,156)
Retained earnings (deficit), beginning of period as restated	**814,533**	(1,171,336)	**77,944**	(921,137)
Deficit, end of period	**$ (298,759)**	$ (1,221,437)	**$ (298,759)**	$ (1,221,437)
Net loss per share Basic and Diluted	**$ (0.04)**	$ -	**$ (0.01)**	$ (0.02)
Weighted average number of shares	**26,769,622**	18,671,299	**26,036,017**	18,025,177

The accompanying notes are an integral part of these financial statements.

Grand Banks Energy Corporation
Statements of Cash Flows
(unaudited – prepared by Management)

	Three months ended September 30 2005	Three months ended September 30 2004	Nine months ended September 30 2005	Nine months ended September 30 2004
Cash flows from operating activities				
Net loss for the period	**$ (1,113,292)**	$ (50,101)	**$ (376,703)**	$ (300,300)
Adjustments for:				
Stock-based compensation	**310,778**	59,849	**515,834**	151,678
Depletion and amortization	**3,493,073**	190,459	**8,022,980**	501,423
Loss on settlement of asset retirement	**76,039**		**46,039**	
Accretion (Note 3)	**16,600**	5,629	**48,800**	15,350
Future income tax (recovery)	**-**	-	**(1,967,000)**	-
Asset retirement costs	**(251,068)**	(40)	**(251,068)**	(40)
Funds generated from operations	**2,532,130**	205,796	**6,068,882**	368,111
Changes in non-cash operating working capital balances (Note 10)	**(399,112)**	(280,077)	**(291,886)**	37,210
	2,133,018	(74,281)	**5,776,996**	405,321
Cash flows from financing activities				
Share purchase loans	**95,000**	-	**95,000**	(356,250)
Issue of shares, net	**1,890,168**	-	**7,743,549**	2,751,307
Change in non-cash financing working capital (Note 10)	**-**	-	**213,750**	-
	1,985,168	-	**8,052,299**	2,395,057
Cash flows from investing activities				
Proceeds on disposal of property and equipment	**130,240**	-	**1,215,690**	25,000
Additions to property and equipment	**(5,421,292)**	(1,956,896)	**(15,199,431)**	(3,869,851)
Change in non-cash investing working capital (Note 10)	**2,082,179**	979,626	**101,031**	884,695
	(3,208,873)	(977,270)	**(13,882,710)**	(2,960,156)
Increase (decrease) in cash and short term investments	**909,313**	(1,051,551)	**(53,415)**	(159,778)
Cash and short term investments, beginning of period	**5,888,907**	8,169,560	**6,851,635**	7,277,787
Cash and short term investments, end of period	**$ 6,798,220**	$ 7,118,009	**$ 6,798,220**	$ 7,118,009

The accompanying notes are an integral part of these financial statements.

1. Description of Business

The interim financial statements of Grand Banks Energy Corporation ("Grand Banks" or "the Company") have been prepared by management in accordance with Canadian generally accepted accounting principles. The interim financial statements have, in management's opinion, been properly prepared using judgment within reasonable limits of materiality. Certain information and disclosures normally required to be included in the notes to the annual financial statements have been condénsed or omitted. The interim financial statements should be read in conjunction with the Financial Statements and the notes thereto for the year ended December 31, 2004, except as otherwise noted.

2. Property and Equipment

September 30, 2005	**Cost**	**Accumulated Depletion and Depreciation**	**Net Book Value**
Furniture and equipment	**$ 94,763**	**$ 39,841**	**$ 54,922**
Petroleum and natural gas properties	**32,508,977**	**10,245,256**	**22,263,721**
	$ 32,603,740	**$ 10,285,097**	**$ 22,318,643**

December 31, 2004	Cost	Accumulated Depletion and Amortization	Net Book Value
Furniture and equipment	$ 86,280	$ 27,861	$ 58,419
Petroleum and natural gas properties	17,916,089	2,234,256	15,681,833
	$ 18,002,369	$ 2,262,117	$ 15,740,252

The Company excluded $1,832,000 (2004 – $4,331,000) of undeveloped properties from the depletion calculation as follows.

Unproven costs	**September 30 2005**	December 31 2004
Land	**$ 1,395,000**	$ 1,006,000
Geological and geophysical	**11,000**	651,000
Drilling and completion	**426,000**	2,674,000
	$ 1,832,000	$ 4,331,000

The Company capitalized $180,900 (2004 - $193,500) of general and administrative costs during the nine months ended September 30, 2005.

2. Property and Equipment - continued

As part of the Company's quarterly procedures, management conducts an internal ceiling test to evaluate and compare the carrying value of its oil and gas properties to its estimated future net revenue. At September 30, 2005, based on management's evaluation, no writedown is required. The oil and gas future prices are based on the commodity price forecast of the Company's independent reserve evaluators. These prices have been adjusted for heating content, quality and transportation parameters specific to the Company. The following table summarizes the benchmark prices used in the ceiling test calculation.

Year	WTI Oil ($U.S./bbl)	Foreign Exchange Rate	AECO Gas ($Cdn/MMBTU)
2005	55.00	0.82	7.90
2006	53.00	0.82	7.79
2007	50.00	0.82	7.47
2008	47.50	0.82	6.83
2009	45.00	0.82	6.51
2010	42.50	0.82	6.30

Escalate thereafter 2.0% per year

3. Asset Retirement Obligation

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties.

Asset retirement obligation	**Nine months ended September 30, 2005**	Year ended December 31, 2004
Balance, beginning of period	**$ 340,700**	$ 201,100
Liabilities incurred in period	**617,630**	117,855
Liabilities settled in period	**(175,029)**	(405)
Accretion expense	**48,800**	22,150
Balance, end of period	**$ 832,101**	$ 340,700

The undiscounted amount of cash flows, required over the estimated reserve life of the underlying assets, to settle the obligation, adjusted for inflation is estimated at $1,214,000 (2004 - $571,000). The obligation was calculated using a credit-adjusted risk free discount rate 8 percent and an inflation rate of 2 percent. It is expected that this obligation will be funded from general company resources at the time the costs are incurred with the majority of costs expected to occur between 2008 and 2014. No funds have been set aside to settle this obligation.

4. Equity Instruments

a) Authorized

The authorized share capital consists of an unlimited number of common shares without nominal or par value.

b) Issued and outstanding

	September 30, 2005		December 31, 2004	
	Number of Shares	**Amounts**	Number of Shares	Amounts
Balance, beginning of period	**23,272,300**	**$ 18,158,542**	15,637,033	$ 11,493,121
Issued on exercise of warrants and options (Note 4(e))	**1,807,284**	**2,259,105**	101,000	105,260
Flow through shares issued (Note 4(c))	**3,000,000**	**5,850,000**	4,500,000	6,525,000
Issued for cash	-	-	3,034,267	2,882,554
Tax effect flow through shares [1]	-	-	-	(2,259,000)
Share issue costs	-	**(365,556)**	-	(588,393)
Balance, end of period	**28,079,584**	**$ 25,902,091**	23,272,300	$ 18,158,542

(1) Calculated at an effective rate of 34.62% on renounced expenditures.

c) Flow through share information

	September 30 2005	December 31 2004
Carried forward from prior period	**$ 5,000,000**	$ 5,695,120
Amount of flow through shares issued	**5,850,000**	6,525,000
Expenditures incurred	**(5,500,000)**	(7,220,120)
Remaining obligation end of period	**$ 5,350,000**	$ 5,000,000

d) Stock options

As at September 30, 2005 the Company has the following stock options outstanding:

Options Outstanding	**Number of Shares**	**Option Price per Share Range**	**Weighted Average Exercise Price**
December 31, 2004	1,730,000	$ 1.00 - 1.15	$ 1.05
Issued during the period	580,000	$ 1.25	$ 1.25
September 30, 2005	2,310,000	$ 1.00 – 1.25	$ 1.10

4. Equity Instruments continued

d) Stock options - continued

The following table summarizes information about the stock options outstanding at September 30, 2005:

Options Outstanding				Options Currently Exercisable		
Number	Option Price	Weighted Average Exercise Price	Weighted Average Term (years)	Number	Weighted Average Exercise Price	Weighted Average Term (years)
195,000	**$ 1.00**	**$ 1.00**	**3.4 years**	**155,000**	**$ 1.00**	**2.9 years**
1,385,000	**$ 1.05**	**$ 1.05**	**4.6 years**	**923,339**	**$ 1.05**	**4.1 years**
150,000	**$ 1.15**	**$ 1.15**	**5.1 years**	**50,000**	**$ 1.15**	**4.1 years**
580,000	**$ 1.25**	**$ 1.25**	**5.8 years**	**193,348**	**$ 1.25**	**4.8 years**
2,310,000		**$ 1.10**	**4.9 years**	**1,321,687**	**$ 1.08**	**4.1 years**

e) Warrants

As at September 30, 2005 the Company has the following share purchase warrants outstanding:

Issued	Expiry	Number	Average Price
Warrants outstanding at December 31, 2004	August and September 2005	2,344,054	$1.25
Expired during the period		**(536,770)**	**$1.25**
Exercised during the period		**(1,807,284)**	**$1.25**
Warrants outstanding at September 30, 2005	August and September 2005	**-**	**$1.25**

5. Share Purchase Loans

The Company granted loans of $356,250 in 2004 for the purchase of shares to certain employees and a consultant. The loans had a six year term and bear interest at 5.75% per year, required interest only payments for the first year and are limited recourse to the shares of the Company. In February 2005 two loans totaling $213,750 were repaid in full. The remaining loans totaling $142,500 were amended by extending the term by one year, aligning interest payable to the Company's borrowing rate, and allowing interest only payments for an additional year. Effective July 1, 2005 the interest rate on the loans was changed to 5.0%. The loans remain limited recourse to those shares of the Company held as security.

In addition to the loans repaid in February 2005, two loans totaling $95,000 were repaid in full during the balance of 2005. The remaining loan of $47,500 does not meet the conditions for recognition of an asset and, therefore, have been recorded as a reduction of shareholders' equity and considered to be stock options. They are accounted for in accordance with the Company's stated policy and assumptions for stock-based compensation. The market value of the shares held as collateral for the remaining loan, based on the trading price at September 30, 2005, is approximately $100,000.

6. *Contributed Surplus*

	September 30 2005	December 31 2004
Balance, beginning of period	$ 1,107,221	$ 89,270
Stock-based compensation costs	515,834	1,017,951
Balance, end of period	$ 1,623,055	$ 1,107,221

7. Income Taxes

a) The effective tax rate of income tax varies from the statutory rate as follows:

	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
Combined tax rates	**33.6%**	38.6%	**33.6%**	38.6%
Expected income tax provision at statutory rate	**$ (374,289)**	$ (19,349)	**$ (787,953)**	$ (115,976)
Alberta royalty tax credit	**(9,921)**	(2,549)	**(48,915)**	(4,193)
Crown charges	**235,609**	34,486	**529,217**	63,851
Change in rate	**-**	-	**-**	(23,804)
Resource allowance	**(206,718)**	(18,758)	**(454,484)**	(30,184)
Stock compensation	**104,483**	23,114	**173,423**	58,578
Other	**254**	376	**2,203**	1,131
Valuation allowance	**250,582**	(17,320)	**2,553,509**	50,597
Actual income tax provision	**$ -**	$ -	**$ 1,967,000**	$ -

The Company believes it is more likely than not that the $5,850,000 spending obligations from flow through shares issued during the first quarter of 2005 will be met by December 31, 2006. In the second quarter of 2005 the Company recognized $1,967,000 of tax benefits relating to future tax assets not previously recorded.

b) At the end of the period, subject to confirmation by income tax authorities, the Company has the following tax pools available to reduce future taxable income:

	2005	2004
Cumulative Canadian development expenses	**$ 5,591,000**	$ 1,260,000
Cumulative Canadian exploration expenses	**9,673,000**	8,219,000
Cumulative Canadian oil and gas property expenses	**1,535,000**	1,632,000
Foreign exploration and development expenses	**9,199,000**	9,939,000
Earned depletion	**388,000**	391,000
Undepreciated capital cost	**3,622,000**	1,892,000
Non-capital losses carried forward for tax purposes expiring between 2005 and 2014	**9,413,000**	12,749,000
Undeducted share issue costs carried forward	**1,012,000**	966,000
	$ 40,433,000	$ 37,048,000

7. Income Taxes continued

The tax benefit of $1,967,000 of these tax pools in excess of carrying values has been recognized as a future tax asset as it meets the test of more likely than not realization.

c) The Company has approximately $1,497,000 (2004 - $1,497,000) of capital losses available that have no expiry date and can be used to reduce future capital gains. The tax benefit of these losses has also not been recognized as a future asset as it does not meet the test of more likely than not realization.

d) Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. The components of the Company's future income tax assets and liabilities are as follows:

Nature of temporary differences	**September 30 2005**	December 31 2004
Property and equipment	**$ 2,585,187**	$ 2,628,794
Asset retirement obligation	**279,752**	117,950
Unused non-capital tax losses carried forward	**3,164,728**	4,485,335
Share issue costs	**340,313**	334,369
Alberta Crown royalty income	**39,958**	23,804
Unused capital losses carried forward	**125,851**	129,595
	6,535,789	7,719,847
Valuation allowance	**(4,568,789)**	(7,719,847)
Future income tax asset	**$ 1,967,000**	$ -

8. Stock-Based Compensation

The Company records stock-based compensation expense for all common share options granted to employees and directors after January 1, 2003. Common share options granted prior to January 1, 2003, did not result in a compensation expense.

The fair value of share options granted during the period was $502,300 (2004 - $1,482,400)was estimated using the Black-Scholes option pricing model with the following assumptions.

	2005	2004
Dividend yield	**nil**	nil
Expected volatility	**0.76**	0.93 – 1.05
Risk free rate of return	**4.5%**	4.5%
Weighted average life	**5 years**	5 years

9. Related Party Transactions

Except as disclosed elsewhere in the financial statements the Company had the following related party transactions:

a) The Company may conduct oil and gas exploration and development activities and related transactions with organizations managed or controlled by directors. These transactions are negotiated and conducted using standard industry agreements and terms.

b) Included in general and administrative expenses is $36,000 (2004 - $21,750) paid for directors fees paid to independent directors.

c) Included in other income is $7,389 (2004 - $11,949) of interest charged on the share purchase loans (Note 5).

d) The Company incurred consulting fees of $54,280 (2004 - $42,225) to companies controlled by officers of the Company. These officers did not receive salary during the period covered by consulting fees.

e) In February 2004, four directors and officers subscribed 1,000,000 units at $0.95 per unit in a private placement.

f) In January 2004, a resignation settlement of $132,227 was paid to the former President and CEO.

All related party transactions are in the normal course of operations and have been measured at the agreed to exchange amounts, which is the amount of consideration established and agreed to by the related parties and which is similar to those negotiated with third parties.

10. Statement of Cash Flows

a) Changes in non-cash working capital balances are comprised of:

	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
Accounts receivable	**$ (548,517)**	$ (42,845)	**$ (2,134,441)**	$ (158,829)
Cash calls receivable	**198,144**	67,883	**317,380**	107,939
Prepaid expenses	**(163)**	(8,869)	**28,954**	(29,286)
Share purchase loans	**-**	-	**213,750**	-
Accounts payable and accrued liabilities	**2,033,603**	683,380	**1,597,252**	1,002,081
Total changes in non-cash working capital	**1,683,067**	699,549	**22,895**	921,905
Less amounts related to investing activities	**2,082,179**	979,626	**101,031**	(884,695)
Less amounts related to financing activities		-	**213,750**	-
	$ (399,112)	$ (280,077)	**$ (291,886)**	$ 37,210

10. Statement of Cash Flows continued

For the nine months ended September 30 cash interest paid was $56,511 (2004 - $692).

11. Commitments

Grand Banks has a commitment to a $12,000,000 deep exploration well in the Tower Creek (Harley) area of Alberta by December 31, 2005. The Company is the operator of this well and currently has a 75% obligation in the well.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSISTION PERIOD

I, EDWARD C. MCFEELY, PRESIDENT AND CEO OF GRAND BANKS ENERGY CORPORATION certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Grand Banks Energy Corporation (the issuer) for the period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

Date: November 23, 2005

"signed Edward C. Mcfeely"
Edward C. McFeely
President and CEO

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSISTION PERIOD

I, DAVID BLAIN, CHIEF FINANCIAL OFFICER, OF GRAND BANKS ENERGY CORPORATION certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Grand Banks Energy Corporation (the issuer) for the period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

Date: August 16, 2005

"signed David Blain"
David Blain
Chief Financial Officer

GRAND BANKS ENERGY CORPORATION

For Immediate Release ("GBE" – TSX-V)

Grand Banks Announces Third Quarter 2005 Results

Calgary, Alberta – November 24, 2005 Grand Banks Energy Corporation (the 'Corporation') is pleased to announce its financial and operating results for the three months ended September 30, 2005.

Highlights from the quarter include:

- average sales of oil and gas in the third quarter of 2005 were 1,021 boe/d, a seven fold increase from the 139 boe/d produced in the third quarter of 2004. This increase came about almost entirely from the drill-bit.
- Increased funds generated from operations 12 fold to $2.532 million from $206,000 in the previous year.
- Drilled and completed 5 (4.8 net) oil wells in Manitoba, and 2 (1.3 net) oil wells at Kingsford, Saskatchewan.
- Obtained well license for the first 'Harley' prospect location, Grand Banks et al Tower Creek 2-21-55-27 W5M, a deep exploration well targeting a Leduc pinnacle reef, located near Hinton, Alberta.
- Continued to acquire land prospective for Bakken – Three Forks light oil play in Manitoba and eastern Saskatchewan. Over 15,000 net acres of land have been assembled on the play, and plan to drill up to 13 more wells (at 100% working interest) before spring breakup in 2006. Most of these will be step-out locations that will help to delineate the extent of the play over our land base.
- Subsequent to the end of the third quarter entered into a joint venture with a fifty per cent (50%) interest in 44,000 gross acres in SE Saskatchewan.

Third quarter highlights:

	Three months ended September 30		
	2005	2004	% Change
Average Sales Volumes:			
Natural gas – mcf/day	4,755	362	1,214
Crude oil & liquids – bbls/day	227	70	224
Average sales volumes – boe/day	1,021	139	635
Financial Results ($000's)			
Gross revenues	$ 5,117	$ 606	744
Net Income (loss)	$ (1,113)	$ (50)	-
Funds generated from operations	$ 2,532	$ 206	1,129
Additions to property and equipment, net of proceeds	$ 5,291	$ 1,957	170

	September 30, 2005	December 31, 2004
Working capital	$ 3,725	$ 3,802
Total assets	$ 34,713	$ 24,647
Common Shares (000's)		
Outstanding	28,080	23,272
Fully diluted	30,390	27,346

Grand Banks third quarter production of 1,021 boe/d was down marginally from its second quarter production of 1,123 boe/d due mainly to decline from its Virginia Hills gas property. As previously reported, Grand Banks brought on production, at the end of the first quarter, a prolific gas well at Virginia Hills that commenced production at 5 MMcf/d (GBE 88% working interest). This production was a material part of Grand Banks' second quarter volumes, which increased 140% over the first quarter rates of 473 boe/d. The well experienced an accelerated decline during the third quarter, the result of competitive drainage between our well and that of an offset competitor. Production volume declines from Virginia Hills are being replaced as Grand Banks steps up its drilling and production from its operated Williston Basin activity.

The third quarter of 2005 has been the most active in the Corporation's history in terms of drilling. Earlier in the year, the Corporation contracted a drilling rig and moved it to southeast Saskatchewan, to undertake a multi-well drilling program. Since that time, Grand Banks has drilled a total of 5 (4.8 net) wells on the Manitoba Bakken/Three Forks play and 4 (3.37 net) wells at Kingsford, Saskatchewan. All of these wells have been successfully completed as oil wells. At this date, the rig is drilling a fourth horizontal well (52% net) at Kingsford, after which it will be moved back to Manitoba to drill up to 13 more wells (at 100% interest) before spring breakup in 2006. Grand Banks light oil production in Saskatchewan and Manitoba is expected to be at least 500 bopd by the end of the year, up from about 35 bopd in the first quarter of 2005. Also, during the third quarter, Grand Banks, as previously announced, participated in two unsuccessful exploration wells at Fireweed, B.C. and Ferrier, Alberta.

Fourth quarter operations included participation in a deep exploration test at Saddle Hills, Alberta (Grand Banks paid 15% to earn 9%), which was drilled and cased as a potential multi-zone gas well. A second exploration well, a Kiskatinaw test at Mulligan, Alberta (Grand Banks pays 27.5% for 18.5%), has recently spudded and a third deep exploratory well at Brazeau, Alberta will spud later this month once a well license is obtained and a lease is prepared. Grand Banks will pay 15% of the costs to earn a 9% interest in that well, which targets gas in the Nisku formation.

Grand Banks also owns a 16.67% interest in a deep license at Harley, (Tower Creek) Alberta. Grand Banks is the operator of a joint venture for the drilling of up to two deep Devonian gas prospects in this area. A license for the first location at 2-21-55-27 W5M was issued on October 7th, and the Corporation is making the final arrangements for the drilling of the well, which is expected to spud by the end of the first quarter of 2006, depending on rig and casing availability.

Grand Banks Energy Corporation will continue with its strategy of drill-bit growth, with more emphasis on lower risk development drilling. As reserves are added in a cost effective manner, this will also reduce Corporate depletion and increase profitability. Grand Banks will continue to devote a portion of its budget to high impact exploratory projects, financed primarily with the proceeds of flow-through financings. This strategy is particularly well suited to Grand Banks because the tax pools renounced to investors in flow-through shares are offset by Corporate tax pools in excess of $40 million.

We maintain our guidance that we will exit 2005 with production in the 1,000 to 1,300 boe/d range. We recently announced that we have entered into a joint venture (Grand Banks operates with a 50% working interest) in southeast Saskatchewan that will give us the ability to farm-in to a large block of lands (over 44,000 acres) with multi-zone exploration and development potential for light oil. That deal, along with our property at Kingsford, Saskatchewan and the 15,000+ acres that we own on the Bakken oil play in Manitoba and eastern Saskatchewan give Grand Banks an enviable land position in a region where prospective land has become very expensive to obtain at land sales. At the recent November 9 Manitoba land sale, a quarter section of Crown land located near Sinclair sold for $157,600, or $2,369 per hectare. The bulk of Grand Banks lands are located immediately south of that quarter section, which is proximal to a large scale oil development by a private Manitoba company. It is reported that over one hundred Bakken oil wells have been drilled and placed on production by that company at Sinclair so far, and that another 100 oil wells are expected to be drilled by them before the end of 2005. The focus of Grand Banks will be to capitalize upon our extensive Williston Basin land position in a manner that creates the best value for our shareholders.

For a copy of Grand Banks' third quarter 2005 financial statements and management discussion and analysis please visit www.sedar.com.

Grand Banks is listed on the TSX-Venture Exchange under the Symbol GBE.

For further information please contact:

Grand Banks Energy Corporation
1600, 444 – 5th Avenue S.W.
Calgary, Alberta T2P 2T8
Phone: (403) 262-8666
Fax: (403) 262-8796

E.C. (Ted) McFeely
Chairman, President and Chief Executive Officer

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements including expectations of future production. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated BOE's may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

NOT FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSISTION PERIOD

I, DAVID BLAIN, CHIEF FINANCIAL OFFICER, OF GRAND BANKS ENERGY CORPORATION certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Grand Banks Energy Corporation (the issuer) for the period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

Date: November 23, 2005

____

David Blain, C.A.
Chief Financial Officer